                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. PRESS RELEASE DATED JUNE 20, 2003. PROPOSAL TO DISTRIBUTE CASH AND CONSIDERATION TO DE-LIST ADRS FROM NASDAQ AND TO TERMINATE ADR PROGRAM.

2. PRESS RELEASE DATE JUNE 20, 2003. PROPOSAL FOR DISTRIBUTION OF CASH IN CONNECTION WITH REDUCTION OF COMMON STOCK, ETC. [TRANSLATION].

3. PRESS RELEASE DATE JUNE 20, 2003. CONSIDERATION OF DELISTING OF ADRS FROM NASDAQ. [TRANSLATION].

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: June 20, 2003

                                                                    News Release

(CRAYFISH LOGO)

 PROPOSAL TO DISTRIBUTE CASH AND CONSIDERATION TO DE-LIST ADRS FROM NASDAQ AND
                            TO TERMINATE ADR PROGRAM

Tokyo/New York, June 20, 2003 - Crayfish Co., Ltd. (NASDAQ: CRFH; MOTHERS: 4747) ("Crayfish" or the "Company") announced that its Board of Directors at its meeting today has approved the distribution to its shareholders of a cash dividend in connection with its capital reduction, in accordance with the Japanese Commercial Code and subject to approval of an extraordinary shareholders' meeting scheduled for July 31, 2003.

     In addition, Crayfish also announced today that its board of directors is considering the de-listing of Crayfish's ADRs from Nasdaq and the termination of its ADR program.


NOTE: This press release is a summary of today's Japanese press release and does not include details about the procedures for calculation of the cash distribution and certain other information. The full translation of the Japanese press release will be filed with the U.S. Securities and Exchange Commission on Form 6-K and can be accessed on the SEC's website once it has been filed.


1.   BACKGROUND

     The Company earned a positive net income for FY2002 principally through restructuring its operations and maintaining its profitability on the basis of its prior investments. The Company has no current intention to make additional capital investments in research and development as it did in the past. In addition, the Company has reached a memorandum of understanding with the plaintiffs in its class action lawsuits and on that basis believes that it will be able to avoid further significant litigation related costs.
As a result, the Company's board of directors has determined that it is in the shareholders' best interest that the capital that is no longer necessary for the operation of the Company's business be distributed to the shareholders, subject to approval of the shareholders. The Company's board of directors proposes the following distribution:

                                                                            (In thousand of yen)
------------------------------------------------------------------------------------------------
(1) The amount of total      (2) Distribution for one common        (3) Distribution for one ADR
    distribution                 share (Note 1)                         (Note 2)
------------------------------------------------------------------------------------------------
JPY 14,375,200               JPY 1,400                              JPY 2.8
------------------------------------------------------------------------------------------------

Note 1: The distribution for one common share is calculated by (1) the amount of the total distributions divided by the number of shares as of March 31, 2003.

Note 2: One ADR represents 1/500 of common share; distribution for one ADR is
        (2) the amount of distribution for one common share divided by 500

Note 3: the amounts described (2) and (3) may differ if outstanding warrants are exercised; details of our warrants are described in prior 6-K filings.


2.   SUMMARY OF REDUCTION

The following is the proposed schedule for the capital reduction:

------------------------------------------------------------------------------------
The date of the board of directors' meeting                        June 20, 2003
------------------------------------------------------------------------------------
The date of shareholders' meeting to consider the resolution       July 31, 2003
------------------------------------------------------------------------------------
The record date for holders entitled to the dividend               August 18, 2003
------------------------------------------------------------------------------------
The due date for opposition to be filed by creditors               September 8, 2003
------------------------------------------------------------------------------------
Effective date                                                     September 9, 2003
------------------------------------------------------------------------------------

Note: It is expected that distribution will be made on or after September 30, 2003.

The following is the capital structure after the distribution of the cash in the capital reduction in accordance with the Japanese Commercial Code:

JAPAN GAAP                                                           (In thousand of yen)
-----------------------------------------------------------------------------------------
                                Before the effective date        After the effective date
                                 (As of March 31, 2003)
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Common Stock                         JPY 8,062,325                    JPY 566,685
-----------------------------------------------------------------------------------------
Additional paid-in capital           JPY 7,344,662                    JPY 465,102
-----------------------------------------------------------------------------------------
Retained earnings                    JPY 869,141                      JPY 869,141
-----------------------------------------------------------------------------------------
Total shareholders' equity           JPY 16,276,128                   JPY 1,900,928
-----------------------------------------------------------------------------------------

3.   ANNOUNCEMENT OF HIKARI TSUSHIN, INC.

     The Company points out that Hikari Tsushin, its largest shareholder, made a public announcement in Japan by means of a Japanese language press release that it agrees with the Company's proposed capital reduction.


4.   CONSIDERATION OF DE-LISTING OF ADRS FROM NASDAQ AND TERMINATION OF ADR
     PROGRAM

     Crayfish also announced today that its board of directors is considering the de-listing of Crayfish's ADRs from Nasdaq and the termination of its ADR program.

     The Company listed American Depositary Share ("ADS") on the Nasdaq on March 8, 2000. At that time, the Company intended to expand its business to, among other countries, the United States. The economic environment in which the Company operates in general, and the Japanese economy in particular, has changed substantially since then. Moreover, the Company has changed its focus from expansion to maintaining its profitability. In that context, the Board of Directors is considering the advantages and disadvantages of maintaining its Nasdaq listing and its ADR deposit agreement with The Bank of New York. Factors that the board of directors is considering include the fact that the Company has no current plan to expand its business into the United States, the significant costs associated with maintaining its Nasdaq listing and its ADR program with The Bank of New York, the fact that based on information available to the Company as of March 31, 2003, only 4.64% of the Company's outstanding shares are held by U.S. persons. The board of directors is also considering that possibility that de-listing from Nasdaq may further reduce trading liquidity and that terminating its ADR program may ultimately result in the termination of the registration of Crayfish' ADRs with the U.S. Securities and Exchange Commission. These actions, if taken after appropriate consideration, will not affect the continued listing of Crayfish's share on the MOTHERS exchange in Tokyo.


FORWARD LOOKING STATEMENTS

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation, the outcome of securities class action litigation against the Company and the possibility that the Company may terminate the listing of its ADRs on Nasdaq.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

CONTACT INFORMATION:
< For corporate information in Japan >
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp

                                                                    News Release


(CRAYFISH LOGO)



                              [ENGLISH TRANSLATION]



                                                                   June 20, 2003
                                             Toshima-ku, Minami Ikebukuro 2-49-7
                                                                   Park Build 9F
                                           President and Representative Director
                                                                 Kazuhiko Muraki
                                                             (Mothers Code:4747)
                                                           (Nasdaq Ticker: CRFH)


              PROPOSAL FOR DISTRIBUTION OF CASH IN CONNECTION WITH
                         REDUCTION OF COMMON STOCK, ETC.

Crayfish Co., Ltd. ("Crayfish" or the "Company") announced that it has proposed to distribution of cash in connection with reduction of common stock and additional paid-in capital pursuant to Japanese Commercial Code ("Reduction") at the directors' meeting today subject to approval of an extraordinary shareholders' meeting scheduled on July 31, 2003.


BACKGROUND
     The Company achieved net income for FY2002 principally through restructuring its operations including optimizing staff allocation, reducing surplus facilities, withdrawing from non-profitable operations and reducing costs of certain outsourced operations based upon "Business Revival Plan" ("Plan") announced in July 25, 2001. After the completion of the Plan, the Company has attempted to improve its efficiencies and to reduce costs while maintaining sound financial conditions. Moreover, the Company has been working upon stabilize and increase its revenue with evaluation of profitability. As a result, the cancellation of DESKWING subscribers has declined and it is expected that DESKWING business will be continued stably. In addition, sales of software design and sales is favorable. Therefore, the Company acknowledges that it can maintain operations stably as a part of Hikari Tsushin, Inc. and its affiliates.
     Due to these factors stated above, the foundation of the Company's operation has been changed to maintaining its sustainable profitability from anticipating future profits by prior investments and the Company has no plan to invest into large capital expenditures and research and development like the past. Furthermore, the Company acknowledges that it avoids uncertainty in connection with costs due to the class actions by entering into the memorandum of understanding with the defendants of the U.S. class actions.
     In the light of factors including present conditions, size of business at present or in the anticipated future, margin of safety, and operational efficiency, the Company has concluded that it has excessive amount of funds with comparison of the appropriate amount of funds. Moreover, the Company has received opinions that distribution of cash in connection with Reduction from many shareholders in Japan and U.S., which the Company has taken with sincerity. The Company responds to shareholders' demand to the extent that the amount of distribution does not impact its ability to continue its businesses and it has proposed distribution in connection with Reduction described below:


2.   DETAIL FOR REDUCTION OF COMMON STOCK, ETC.
(* The numbers below thousand yen are rounded off)

(1)  Detail for reduction of common stock
     (a)  Amount to be reduced
          Reduce JPY 7,495,640,000 from JPY 8,062,325,000 in order for common stock to be JPY 566,685,000.
     (b)  Method of reduction
          In connection with reduction of common stock, distribution will be made to shareholders whose names have been entered or recorded in the last shareholders' register (including substantial shareholders register; the same shall apply hereinafter) as of August 18, 2003 ("Registration Date") according to the following calculation (Amount to be distribute to shareholders is JPY 7,495,640,000. However, the amount may be less due to rounding off below JPY 1):
          (Calculation)
          Amount to be distributed per share (in JPY)
          = 7,495,640,000/Total number of common shares outstanding as of Registration Date (excluding treasury stock as of Registration Date) The amount below JPY 1 is rounded off in the payment of amount to shareholders.
(2)  Detail for reduction of additional paid-in capital
     (a)  Amount to be reduced
          Reduce JPY 5,134,000,000 from JPY 7,344,661,736 in order for additional paid-in capital to be JPY 2,210,661,736.
     (b)  Procedure for reduction
          In connection with reduction of additional paid-in capital, distribution will be made to shareholders whose names have been entered or recorded in the last shareholders' register as of Registration Date according to the following calculation (Amount to be distribute to shareholders is JPY 5,134,000,000. However, the amount may be less due to rounding off below JPY 1):
          (Calculation)
          Amount to be distributed per share (in JPY)
          = 5,134,000,000/Total number of common shares outstanding as of Registration Date (excluding treasury stock as of Registration Date) The amount below JPY 1 is rounded off in the payment of amount to shareholders.
          The amount under 1 JPY is rounded off in the payment of amount above.
(3) Detail for reduction of additional paid-in capital subject to reduction of common stock (1) above
     (a)  Amount to be reduced
          Subject to (1) above, in addition to (2) reduce JPY 1,745,560,000 in order for additional paid-in capital to be JPY 465,101,736.
     (b)  Procedure for reduction
          In connection with reduction of additional paid-in capital, distribution will be made to shareholders whose names have been entered or recorded in the last shareholders' register as of Registration Date according to the following calculation (Amount to be distribute to shareholders is JPY 1,745,560,000. However, the amount may be less due to rounding off below JPY 1):
          (Calculation)
          Amount to be distributed per share (in JPY)
          = 1,745,560,000/Total number of common shares outstanding as of Registration Date (excluding treasury stock as of Registration Date) The amount below JPY 1 is rounded off in the payment of amount to shareholders.
          The amount under 1 JPY is rounded off in the payment of amount above.

-----------------------------------------------------------------------------------------------------------
(1) The amount of total refund                         (2) Refund to one common share (Note 1)
-----------------------------------------------------------------------------------------------------------
JPY 14,375,200,000                                     JPY 1,400,000
-----------------------------------------------------------------------------------------------------------

Note 1: Refund to one common share is calculated by (1) the amount of total refunds divided by the number of shareholders as of March 31, 2003. [the amount described (2) is reference and can be differed if warrant is exercised. The detail of the warrant is shown in previous filing]

     The following is the capital structure before and after of effective date of capital reduction, etc.

[JAPAN GAAP]
-----------------------------------------------------------------------------------------------------------
                                          Before the effective date              After the effective date
                                            (As of March 31, 2003)
-----------------------------------------------------------------------------------------------------------
   Common stock                               JPY 8,062,325,000                      JPY 566,685,000
-----------------------------------------------------------------------------------------------------------
   Additional paid-in capital                 JPY 7,344,661,736                      JPY 465,101,736
-----------------------------------------------------------------------------------------------------------
   Retained earnings                          JPY 869,141,358                        JPY 869,141,358
-----------------------------------------------------------------------------------------------------------
   Total shareholders' equity                 JPY 16,276,128,094                     JPY 1,900,928,094
-----------------------------------------------------------------------------------------------------------


3.   PROPOSED SCHEDULE FOR REDUCTION

-------------------------------------------------------------------------------------------------
The date of the board of directors' meeting                        June 20, 2003
-------------------------------------------------------------------------------------------------
The date of the shareholders' meeting at which resolution will     July 31, 2003
be voted upon
-------------------------------------------------------------------------------------------------
The record date of refunds                                         August 18, 2003
-------------------------------------------------------------------------------------------------
The due date of opposition by creditors                            September 8, 2003
-------------------------------------------------------------------------------------------------
Effective date                                                     September 10, 2003
-------------------------------------------------------------------------------------------------

Note: Regarding the detail of distribution, it is expected to distribute cash at the end of September 2003 and shareholders will be notified as soon as it is defined.


4.   BUSINESS OUTLOOK

The Company will maintain funds necessary to operate its business in the anticipated future and will keep to be listed in Mothers Market of Tokyo Stock Exchange. Moreover, the Company will aim at stabilizing revenue from DESKWING and boosting earnings from new businesses while keeping sound financial conditions

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, contain projections of accounting treatment for the settlement of litigation, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation, the outcome of securities class action litigation against the Company and the possibility that the Company may terminate the listing of its ADRs on Nasdaq.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

CONTACT INFORMATION:
< For corporate information in Japan >
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp

                                                                    News Release


(CRAYFISH LOGO)



                              [ENGLISH TRANSLATION]



                                                                   June 20, 2003
                                             Toshima-ku, Minami Ikebukuro 2-49-7
                                                                   Park Build 9F
                                           President and Representative Director
                                                                 Kazuhiko Muraki
                                                             (Mothers Code:4747)
                                                           (Nasdaq Ticker: CRFH)


                 CONSIDERATION OF DE-LISTING OF ADRS FROM NASDAQ

Crayfish Co., Ltd. ("Crayfish" or the "Company") announced today that its board of directors is considering the de-listing of Crayfish's ADRs from Nasdaq.

     The Company listed American Depositary Shares ("ADSs") with the NASDAQ on March 8, 2000. At that time, the Company intended to expand its business to, among other countries, the United States. The economic environment in which the Company operates in general and the Japanese economy in particular has changed substantially since then. Moreover, the Company has changed its focus from expansion to maintaining its profitability.

     In that context, the board of directors is considering the advantages and disadvantages of maintaining its Nasdaq listing. Factors that the board of directors is considering include the fact that the Company has no current plan to expand its business into the United States, the significant costs associated with maintaining its Nasdaq listing and the fact that as of March 31, 2003, only 4.64% of the Company's outstanding shares are held by U.S. persons.

     The Company will announce details regarding de-listing from Nasdaq when a determination is made. The Company intend to be continued listing of Crayfish's share on the MOTHERS exchange in Tokyo. The Company considers to de-list from Nasdaq in this year.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, contain projections of accounting treatment for the settlement of litigation, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual actions or results to differ materially from its expectations are generally discussed in the Company's annual report on form 20-F and other filings with the U.S. Securities and Exchange Commission. Such risks and factors include, without limitation, the outcome of securities class action litigation against the Company and the possibility that the Company may terminate the listing of its ADRs on Nasdaq.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in our subsequent filings pursuant to the Securities Exchange Act of 1934.

CONTACT INFORMATION:
< For corporate information in Japan >
Investor Relations Department
81-3-5957-0695
ir@crayfish.co.jp